June 3, 2013

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce

Form 40-F for the Fiscal Year Ended October 31, 2012

Filed December 6, 2012

File No. 001-14678

Dear Ms. Hayes:

Thank you for your letter dated May 17, 2013, addressed to Gerald McCaughey of Canadian Imperial Bank of Commerce (“we”, “us”, “CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2012 filed on December 6, 2012.

We appreciate the effort that went into the Staff’s comments. We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.

Form 40-F filed December 6, 2012

Real estate secured personal lending, page 48

1.	We note the tabular disclosure of LTV ratios for your Canadian residential mortgage portfolios based on industry house price estimates from Teranet. Please revise your disclosure in future filings to clarify the following:

•

The extent to which you utilize the house price estimates provided by Teranet, including whether you utilize such information in your estimate of the allowance for credit losses within your Canadian residential mortgage portfolio or in your valuation of properties upon charge-off of the residential mortgage; and

•	The nature of Teranet, and to the extent that Teranet is an automated valuation system, clarify how you validate the accuracy of house prices provided by this system.

Teranet – National Bank Composite House Price Index™ ( “Teranet Index”) is an independent estimate of the rate of change of Canadian home prices. The measurements are based on the property records of public land registries, where sale price is available. The monthly indices cover 11 Canadian metropolitan areas. The metropolitan areas are combined to form a national composite index. The index is offered to financial professionals by companies independent of CIBC i.e. Teranet Inc. and National Bank of Canada. The above index is based on similar methodology as S&P/Case-Schiller Home Price Index and is widely used by market participants in Canada.

We use the Teranet Index to statistically estimate how the current market values of properties in our portfolio have changed over time. This is one of several metrics available for monitoring risks in our portfolio. We do not use this index when “lending to clients”, determining provisions or valuation of properties upon charge-off.

The Teranet Index is not an automated valuation model used to estimate the value of individual properties, but a backwards look at how overall house prices have changed in a particular geography. It is based on actual market transactions. We look at other broad measures of house prices such as those issued by Canada Mortgage and Housing Corporation “CMHC” and by the Canadian Real Estate Association “CREA” for alignment.

We will revise our future filings to provide the key elements of this information.

Impact on collateral if there is a downgrade of CIBC’s credit rating, page 64

2.	Please quantify the amount of collateral you are required to deliver in case of a downgrade to your current credit risk rating and include this information in future filings.

The amount of collateral which we are required to deliver in case of a downgrade to our current credit risk is as follows:

$ billions, as at October 31, 2012
One-notch downgrade	$0.1
Two-notch downgrade	$1.5
Three-notch downgrade	$2.6

We have included this disclosure starting from our Q1/13 filing.

Critical accounting policies and estimates, page 69

Allowance for credit losses, page 70

3.	We note your disclosure of internal credit ratings for your business and government and retail portfolios beginning on page 46, and the ratings for the retail portfolios correlate to a probability of default (PD) range on page 48. Please tell us and revise your critical accounting policies disclosure in future filings to clarify whether these risk rating systems are used in your allowance calculation and if so, how you incorporate the ratings and the PD range into the individual and/or collective allowances. In this regard, consider disclosing your loan portfolio by internal risk rating by carrying value rather than by exposure at default (EAD) to fulfill the disclosure obligations of paragraph 36(c) of IFRS 7.

For our business and government portfolios, the internal credit ratings on page 46 and their related PD bands, which are not disclosed, are used to determine the collective allowance for credit loss. However, the risk ratings and PDs are not used in the determination of our individually assessed allowances for impaired loans as our individual allowances are instead based on company specific assessments.

For our retail portfolios, as is described on page 71 of our 2012 Annual report, CIBC uses historical write-offs to determine the appropriate allowance levels. Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probabilities of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the collective allowance. For credit card loans the historical loss experience enables CIBC to calculate roll-rate models, in order to determine an allowance amount driven by flows to write-off. The PDs determined by this process that correspond to the risk levels in our retail portfolios are described on page 48 of the MD&A. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

In our future filings, to more clearly describe how risk ratings are used in the calculation of the collective allowance for our business and government portfolios, we will refer to the credit ratings discussion on page 46 in our Credit Risk section of the MD&A in our disclosures on business and government collective allowances on page 71 in our Accounting and Control Matters section of the MD&A. Also, we will refer to the retail portfolio PD discussion on page 48 in our Credit Risk section of the MD&A in our disclosures on consumer and certain small business collective allowances on page 71 in our Accounting and Control Matters section of the MD&A.

Finally, we will provide in our future filings the credit quality of our risk rated and retail portfolios by carrying value in a manner similar to the existing tables on page 48 and 49 of the 2012 Annual Report that discloses the credit quality of our portfolios by exposure at default.

Asset impairment, page 71

Goodwill, other intangible assets and long-lived assets, page 71

4.	We note your disclosure that as at April 30, 2012 and August 1, 2012 the estimated recoverable amounts of CIBC FirstCaribbean exceeded the carrying amounts based on the most recent impairment tests which were conducted in the third and fourth quarters of 2012, respectively and that reductions in the estimated recoverable amount of your CIBC FirstCaribbean CGU could result in a goodwill impairment charges in future periods. Please revise your disclosure in future filings to state the percentage by which the recoverable amount exceeded the carrying value of the CIBC FirstCaribbean CGU as of the date of the most recent impairment test.

We will revise the disclosure in our future filings to state the percentage by which the recoverable amount exceeded the carrying value of the CIBC FirstCaribbean CGU as of the date of the most recent impairment test.

Fee and commission income, page 101

5.	You disclose that you recognize investment management and custodial fees as well as mutual fund fees on an accrual basis. Please revise your disclosure in future filings to clarify your accounting for these fees on an accrual basis. Specifically, to the extent that you have concluded the fee revenue within these accounts involves the rendering of services, disclose the methods you have adopted to determine the stage of completion of such transactions. In addition, tell us how such methods reliably measure the services performed. Refer to paragraphs 24 and 35(a) of IAS 18 and paragraph 14(b)(iii) of the illustrative examples.

We will revise our future filings to include the disclosure in our revenue recognition accounting policy note related to investment management and custodial fees and mutual fund fees as follows:

Investment management and custodial fees are primarily investment, estate and trust management fees that are based on the respective value of the assets under management or custody and are recognized over the period that the related services are provided. As a result, any prepaid fees are deferred and amortized over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed by the Company and are based upon the daily net asset values of the respective mutual funds.

As the recognition and calculation of the fees do not involve forward looking judgments, and instead are either based on actual net asset values or time based service contracts these methods result in reliable measurements.

Note 2. Fair value of financial instruments , page 101

Sensitivity of level 3 financial assets and liabilities, page 108

6.	We note your sensitivity disclosures that an increase or a decrease in the mark-to-market of certain financial instruments would result in a net gain or a net loss. It is not clear from these disclosures which input is either increasing or decreasing the reasonably possible alternative assumptions in order to result in the net gains and losses disclosed. Please revise your disclosure in future filings to more clearly state the input(s) that would change the fair value significantly in your sensitivity disclosures. Refer to paragraph 27B(e) of IFRS 7.

We will revise our disclosure in future filings to more clearly state the input(s) that would significantly change the fair value of financial instruments classified as level 3.

Note 23. Contingent liabilities and provision, page 150

7.	Please revise your disclosure in future filings to more clearly describe whether all of your legal proceedings cases are included in your $44 million ending provision balance on page 151, or whether certain legal proceedings are only considered contingent liabilities as of October 31, 2012. For any legal proceedings considered as part of a class of contingent liabilities, disclose your estimate of the financial effect of the contingent liability, or tell us where you have already disclosed such estimate. Refer to paragraph 86 of IAS 37.

We will revise our disclosure in future filings to clarify that all provisions related to legal proceedings are included in the ending provision balance disclosed in the continuity table in Note 23. We will also disclose in future filings which of the significant legal proceedings have a provision that is included in the aggregate ending provision as at the reporting date in the continuity table in Note 23. In addition, where practicable, we will disclose the estimated financial effect of the legal matters considered contingent liabilities.

424 Prospectuses relating to registration statement on Form F-3

8.	Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements:

•

Sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm

•

Letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching “Office of Capital Markets Trends” at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp

We confirm that our future prospectus supplements for structured note offerings will address the disclosure issue comments in the letters referenced above.

*    *    *    *    *

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (416) 304-2424 or Shuaib Shariff, our Chief Accountant, at (416) 980-5465.

Very truly yours,

/s/ Kevin Glass

Kevin Glass

Senior Executive Vice President and Chief Financial Officer

cc:

Ron W. Tysoe

Chair of the Audit Committee

Andre de Haan

Ernst & Young LLP